UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. )*

Constar International Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

21036U107

(CUSIP Number)

April 13, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☒      Rule 13d-1(c)

☐         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Spectrum Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

47,666

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

47,666

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,666

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.4%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Spectrum Fund (QP) LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

59,481

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

59,481

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,481

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Spectrum Fund (Offshore) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

344,039

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

344,039

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

344,039

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.8%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Spectrum Fund (Offshore) II Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

40,868

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

40,868

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,868

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Select Opportunities Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

148,226

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

148,226

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

148,226

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Select Opportunities Fund (Offshore) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

148,226

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

148,226

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

148,226

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Coast Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

78,516

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

78,516

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,516

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Partners Group Alternative Strategies PCC Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

109,210

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

109,210

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109,210

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.9%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

107,147

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

107,147

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

107,147

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.9%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Management (Offshore) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

533,133

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

533,133

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

533,133

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

187,726

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

187,726

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

187,726

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.5%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Douglas M. Troob

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

828,006

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

828,006

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

828,006

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter J. Troob

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

828,006

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

828,006

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

828,006

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).	NAME OF ISSUER:

Constar International Inc. (“Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One Crown Way
Philadelphia, Pennsylvania 19154

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are:

•	TCM Spectrum Fund LP (“Domestic Fund”),
•	TCM Spectrum Fund (QP) LP (“QP Fund”),
•	TCM Spectrum Fund (Offshore) Ltd. (“Spectrum Offshore Fund”),
•	TCM Spectrum Fund (Offshore) II Ltd. (“Spectrum Offshore Fund II”),
•	TCM Select Opportunities Fund (Offshore) Ltd. (“Select Offshore Fund”),
•	TCM Select Opportunities Master Fund Ltd. (“Select Master Fund”),
•	The Coast Fund L.P. (“Coast”),
•	Partners Group Alternative Strategies PCC Limited (“Partners Group”),
•	Troob Capital Management LLC (“Management LLC”),
•	Troob Capital Management (Offshore) LLC (“Offshore Management LLC”),
•	Troob Capital Advisors LLC (“Advisors LLC”),
•	Douglas M. Troob and
•	Peter J. Troob.

The Domestic Fund, QP Fund, Spectrum Offshore Fund, Spectrum Offshore Fund II, Select Offshore Fund, Select Master Fund, Coast, Partners Group, Management LLC, Offshore Management LLC, Advisors LLC, Douglas Troob and Peter Troob shall be collectively referred to herein as the “Reporting Persons.”

Management LLC is the managing general partner of each of Domestic Fund and QP Fund. Offshore Management LLC is the investment manager of each of the Spectrum Offshore Fund, Spectrum Offshore Fund II, Select Offshore Fund and the Select Master Fund. Advisors LLC is the manager of the Issuer’s shares of Common Stock owned by Coast and Partners Group. Douglas Troob and Peter Troob are the managing members of each of Management LLC, Offshore Management LLC and Advisors LLC.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of the Domestic Fund, QP Fund, Management LLC, Offshore Management LLC, Advisors LLC, Douglas Troob and Peter Troob is 777 Westchester Avenue, Suite 203, White Plains, New York 10604.

The principal business address of each of the Spectrum Offshore Fund, Spectrum Offshore Fund II, Select Offshore Fund and Master Fund is Bank of Butterfield International (Cayman) Ltd., Butterfield House, 68 Fort Street, George Town, Grand Cayman, Cayman Islands.

The principal business address of Coast is c/o Coast Asset Management, LLC, 2450 Colorado Avenue, Suite 100E, Santa Monica, California 90404.

The principal business address of Partners Group is c/o Partners Group (Guernsey) Limited, Elizabeth House, Les Ruettes Braye, St Peter Port, Guernsey, Channel Islands.

ITEM 2(c).	CITIZENSHIP:

Each of the Domestic Fund and QP Fund is a Delaware limited partnership.

Each of the Spectrum Offshore Fund, Spectrum Offshore Fund II, Select Offshore Fund and Select Master Fund is a Cayman Islands exempted company.

Each of Management LLC, Offshore Management LLC and Advisors LLC is a Delaware limited liability company.

Coast is a Cayman Islands limited partnership.

Partners Group is a company formed in the Channel Islands.

Each of Douglas Troob and Peter Troob is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.01 per share (the “Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

21036U107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Domestic Fund beneficially owns 47,666 shares of Common Stock.

The QP Fund beneficially owns 59,481 shares of Common Stock.

The Spectrum Offshore Fund beneficially owns 344,039 shares of Common Stock.

The Spectrum Offshore Fund II beneficially owns 40,868 shares of Common Stock.

The Select Offshore Fund beneficially owns 148,226 shares of Common Stock.

The Select Master Fund beneficially owns 148,226 shares of Common Stock.

Coast beneficially owns 78,516 shares of Common Stock.

Partners Group beneficially owns 109,210 shares of Common Stock.

Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the Domestic Fund and the QP Fund.

Offshore Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the Spectrum Offshore Fund, Spectrum Offshore Fund II, Select Offshore Fund and the Select Master Fund.

Advisors LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the accounts it manages, which includes the shares of Common Stock held by Coast and Partners Group.

Douglas Troob and Peter Troob are deemed to beneficially own the shares of Common Stock beneficially owned by Management LLC, Offshore Management LLC and Advisors LLC.

Collectively, the Reporting Persons beneficially own 828,006 shares of Common Stock.

(b)	Percent of Class:

The Domestic Fund’s beneficial ownership of 47,666 shares of Common Stock represents 0.4% of all the outstanding shares of Common Stock.

The QP Fund’s beneficial ownership of 59,481 shares of Common Stock represents 0.5% of all the outstanding shares of Common Stock.

The Spectrum Offshore Fund’s beneficial ownership of 344,039 shares of Common Stock represents 2.8% of all the outstanding shares of Common Stock.

The Spectrum Offshore Fund II’s beneficial ownership of 40,868 shares of Common Stock represents 0.3% of all the outstanding shares of Common Stock.

The Select Offshore Fund’s beneficial ownership (through the Select Master Fund) of 148,226 shares of Common Stock represents 1.2% of all outstanding shares of Common Stock.

The Select Master Fund’s beneficial ownership of 148,226 shares of Common Stock represents 1.2% of all the outstanding shares of Common Stock.

Coast’s beneficial ownership of 78,516 shares of Common Stock represents 0.6% of all the outstanding shares of Common Stock.

Partners Group’s beneficial ownership of 109,210 shares of Common Stock represents 0.9% of all the outstanding shares of Common Stock.

Management LLC’s beneficial ownership of 107,147 shares of Common Stock represents 0.9% of all the outstanding shares of Common Stock.

Offshore Management LLC’s beneficial ownership of 533,133 shares of Common Stock represents 4.3% of all the outstanding shares of Common Stock.

Advisors LLC’s beneficial ownership of 187,726 shares of Common Stock represents 1.5% of all the outstanding shares of Common Stock.

Each of Douglas Troob’s and Peter Troob’s beneficial ownership of 828,006 shares of Common Stock represents 6.6% of the outstanding shares of Common Stock.

Collectively, the Reporting Persons’ beneficial ownership of 828,006 shares of Common Stock represents 6.6% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Domestic Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 47,666 shares of Common Stock owned by the Domestic Fund.

The QP Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 59,481 shares of Common Stock beneficially owned by the QP Fund.

The Spectrum Offshore Fund, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 344,039 shares of Common Stock beneficially owned by the Spectrum Offshore Fund.

The Spectrum Offshore Fund II, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 40,868 shares of Common Stock beneficially owned by the Spectrum Offshore Fund II.

The Select Master Fund, Select Offshore Fund, Offshore Management LLC, Select Offshore Fund, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 148,226 shares of Common Stock owned by the Select Master Fund.

Coast, Advisors LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 78,516 shares of Common Stock held in an account for Coast.

Partners Group, Advisors LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 109,210 shares of Common Stock held in an account for the Partners Group.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Domestic Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 47,666 shares of Common Stock owned by the Domestic Fund.

The QP Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 59,481 shares of Common Stock owned by the QP Fund.

The Spectrum Offshore Fund, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 344,039 shares of Common Stock owned by the Spectrum Offshore Fund.

The Spectrum Offshore Fund II, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 40,868 shares of Common Stock owned by the Spectrum Offshore Fund II.

The Select Master Fund, Select Offshore Fund, Offshore Management LLC, Select Offshore Fund, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 148,226 shares of Common Stock owned by the Master Fund.

Coast, Advisors LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 78,516 shares of Common Stock held in an account for Coast.

Partners Group, Advisors LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 109,210 shares of Common Stock held in an account for Partners Group.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B attached hereto.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: April_24, 2006

TCM SPECTRUM FUND LP
By: Troob Capital Management LLC
As General Partner

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TCM SPECTRUM FUND (QP) LP
By: Troob Capital Management LLC
As General Partner

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TCM SPECTRUM FUND (OFFSHORE) LTD.

By: /s/ Douglas M. Troob
Douglas M. Troob, Director

TCM SPECTRUM FUND (OFFSHORE) II LTD.

By: /s/ Douglas M. Troob
Douglas M. Troob, Director

TCM SELECT OPPORTUNITIES FUND (OFFSHORE) LTD.

By: /s/ Douglas M. Troob
Douglas M. Troob, Director

TCM SELECT OPPORTUNITIES MASTER FUND LTD.

By: /s/ Douglas M. Troob
Douglas M. Troob, Director

TROOB CAPITAL MANAGEMENT LLC

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TROOB CAPITAL MANAGEMENT (OFFSHORE) LLC

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TROOB CAPITAL ADVISORS LLC

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

/s/ Douglas M. Troob
Douglas M. Troob

/s/ Peter J. Troob
Peter J. Troob

THE COAST FUND L.P.
By: Coast Offshore Management (Cayman), Ltd.,
Its Managing General Partner

By: /s/ Christopher D. Petitt,
Christopher D. Petitt,
Executive Vice President

PARTNERS GROUP ALTERNATIVE STRATEGIES PCC LIMITED

By: Troob Capital Advisors LLC,
As Trading Advisor

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Constar International Inc. dated as of April 24, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: April 24, 2006

TCM SPECTRUM FUND LP
By: Troob Capital Management LLC
As General Partner

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TCM SPECTRUM FUND (QP) LP
By: Troob Capital Management LLC
As General Partner

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TCM SPECTRUM FUND (OFFSHORE) LTD.

By: /s/ Douglas M. Troob
Douglas M. Troob, Director

TCM SPECTRUM FUND (OFFSHORE) II LTD.

By: /s/ Douglas M. Troob
Douglas M. Troob, Director

TCM SELECT OPPORTUNITIES FUND (OFFSHORE) LTD.

By: /s/ Douglas M. Troob
Douglas M. Troob, Director

TCM SELECT OPPORTUNITIES MASTER FUND LTD.

By: /s/ Douglas M. Troob
Douglas M. Troob, Director

TROOB CAPITAL MANAGEMENT LLC

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TROOB CAPITAL MANAGEMENT (OFFSHORE) LLC

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TROOB CAPITAL ADVISORS LLC

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

/s/ Douglas M. Troob
Douglas M. Troob

/s/ Peter J. Troob
Peter J. Troob

THE COAST FUND L.P.
By: Coast Offshore Management (Cayman), Ltd.,
Its Managing General Partner

By: /s/ Christopher D. Petitt,
Christopher D. Petitt,
Executive Vice President

PARTNERS GROUP ALTERNATIVE STRATEGIES PCC LIMITED

By: Troob Capital Advisors LLC,
As Trading Advisor

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

TCM Spectrum Fund LP
TCM Spectrum Fund (QP) Fund LP
TCM Spectrum Fund (Offshore) Ltd.
TCM Spectrum Fund (Offshore) II Ltd.
TCM Select Opportunities Fund (Offshore) Ltd.
TCM Select Opportunities Master Fund Ltd.
The Coast Fund L.P.
Partners Group Alternative Strategies PCC Limited
Troob Capital Management LLC
Troob Capital Management (Offshore) LLC
Troob Capital Advisors LLC
Douglas M. Troob
Peter J. Troob